Micromem Technologies Inc. 777 Bay Street, Suite 1910 Toronto, Ontario Canada M5G 2E4	Telephone: 416-364-6513 Facsimile: 416-360-4034 www.micromeminc.com

September 7, 2010

Ms. Jaime John
Staff Accountant
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Dear Ms. John:

Thank you for your letter of August 23, 2010 regarding the Micromem Form 20-F for the fiscal year ended October 31, 2009.

We will provide our responses to the several questions that you have asked about the document which we filed and, as agreed, will plan to provide this response to you by September 25, 2010.

In the meantime, if you do have any follow up questions or comments, do not hesitate to contact me.

Yours truly,

/s/ Dan Amadori

Dan Amadori
Chief Financial Officer
Micromem Technologies Inc.